PROSPECTUS FILED PURSUANT TO RULE 424(B)(3)

                       LIGAND PHARMACEUTICALS INCORPORATED

                                                FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-131029

                           PROSPECTUS SUPPLEMENT NO. 6
    (TO PROSPECTUS DATED APRIL 12, 2006, AS SUPPLEMENTED AND AMENDED BY THAT PROSPECTUS SUPPLEMENT NO. 1 DATED MAY 15, 2006, THAT PROSPECTUS SUPPLEMENT NO. 2 DATED JUNE 12, 2006, THAT PROSPECTUS SUPPLEMENT NO. 3 DATED JUNE 29,
      2006, THAT PROSPECTUS SUPPLEMENT NO. 4 DATED AUGUST 4, 2006, AND THAT
                PROSPECTUS SUPPLEMENT NO. 5 DATED AUGUST 9, 2006)

         This Prospectus Supplement No. 6 supplements and amends the prospectus dated April 12, 2006 (as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement No. 2 dated June 12, 2006, that Prospectus Supplement No. 3 dated June 29, 2006, that Prospectus Supplement No. 4 dated August 4, 2006, and that Prospectus Supplement No. 5 dated August 9,
2006), or the Prospectus, relating to the offer and sale of up to 7,790,974 shares of our common stock to be issued pursuant to awards granted or to be granted under our 2002 Stock Incentive Plan, or our 2002 Plan, up to 147,510 shares of our common stock to be issued pursuant to our 2002 Employee Stock Purchase Plan, or our 2002 ESPP, and up to 50,309 shares of our common stock which may be offered from time to time by the selling stockholders identified on page 110 of the Prospectus for their own accounts. Each of the selling stockholders named in the Prospectus acquired the shares of common stock upon exercise of options previously granted to them as an employee, director or consultant of Ligand or as restricted stock granted to them as a director of Ligand, in each case under the terms of our 2002 Plan. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders under the Prospectus. We will receive proceeds in connection with option exercises under the 2002 Plan and shares issued under the 2002 ESPP which will be based upon each granted option exercise price or purchase price, as applicable.

         This Prospectus Supplement No. 6 includes the attached Current Report on Form 8-K of Ligand Pharmaceuticals Incorporated dated August 31, 2006, as filed by us with the Securities and Exchange Commission.

         This Prospectus Supplement No. 6 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 6 updates or supersedes the information contained in the Prospectus.

         Our common stock is quoted on the Nasdaq Global Market under the symbol "LGND." On August 30, 2006, the last reported sale price of our common stock on the Nasdaq Global Market was $9.85 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THE PROSPECTUS AND BEGINNING ON PAGE 52 OF PROSPECTUS SUPPLEMENT NO. 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 6 is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this Prospectus Supplement No. 6 is August 30, 2006.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------



                                    FORM 8-K

                                 CURRENT REPORT




     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

        Date of Report (Date of earliest event reported): August 25, 2006

                       LIGAND PHARMACEUTICALS INCORPORATED
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
                 (State or other jurisdiction of incorporation)

                                    000-20720
                            (Commission File Number)

                           10275 SCIENCE CENTER DRIVE,
                              SAN DIEGO, CALIFORNIA
                    (Address of principal executive offices)

       (858) 550-7500 (Registrant's telephone number, including area code)

                                   77-0160744
                      (I.R.S. Employer Identification No.)

                                   92121-1117
                                   (Zip Code)

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

CHAIRMAN AND CEO COMPENSATION

         On August 1, 2006, Ligand Pharmaceuticals Incorporated (the "Company") announced the appointment of Henry F. Blissenbach as Chairman and interim Chief Executive Officer. In connection with that appointment, the Company entered into an agreement with Dr. Blissenbach regarding his compensation for serving in those capacities, which included a monthly salary of $75,000, incentive compensation of up to $100,000 based upon his performance of certain objectives to be agreed upon and a special stock option grant to purchase 150,000 shares of the Company's common stock. The Company also agreed to reimburse Dr. Blissenbach for all reasonable expenses incurred in discharging his duties as interim Chief Executive Officer.

         On August 25, 2006, upon review of additional facts and circumstances, the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") approved, and the Company and Dr. Blissenbach agreed to, modifications to his compensation package as follows, effective retroactively to August 1, 2006:

o Base salary changed to $40,000 per month from $75,000 per month.
o Maximum bonus changed to $100,000 from $150,000.
o All other terms remain unchanged.

SEVERANCE AGREEMENTS

         On August 25, 2006, the Compensation Committee also approved and ratified, and the Company has begun entering into additional severance agreements with certain of its officers and executive officers as additional retention incentives and to provide severance benefits to these officers that are more closely equivalent to severance benefits already in place for other executive officers.

         These additional agreements consist of a) change of control severance agreements ("Change of Control Severance Agreements") and b) "ordinary" severance agreements that apply regardless of a change of control ("Ordinary Severance Agreements"). Each Change of Control Severance Agreement provides for payment of certain benefits to the officer in the event his employment is terminated without cause in connection with a change of control of the Company. These benefits include one year of salary, plus the average bonus (if any) for the prior two years, payment of health care premiums for one year and acceleration of stock options. With certain exceptions, the officer must be available for consulting services for one year and must abide by certain restrictive covenants, including non-competition and non-solicitation of the Company's employees. Each Ordinary Severance Agreement provides for payment of six months salary in the event the officer's employment is terminated without cause, regardless of a change of control.

         The Compensation Committee approved agreements for the following officers and executive officers as shown below:

         Richard Bowen:             Ordinary Severance Agreement and Change of
                                    Control Severance Agreement
         Warner Broaddus:           Ordinary Severance Agreement
         Tod Mertes:                Ordinary Severance Agreement
         Matthew Witte:             Ordinary Severance Agreement and Change of
                                    Control Severance Agreement

         The foregoing descriptions of the severance agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of a form of Change of Control Severance Agreement is filed as Exhibit 10.1 hereto and a copy of a form of Ordinary Severance Agreement is filed as Exhibit 10.2 hereto, each of which is incorporated by reference herein.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d)      Exhibits

EXHIBIT NUMBER             DESCRIPTION
--------------            -------------

10.1               Form of Letter Agreement (Change of Control
                   Severance Agreement) by and between the Company and certain officers dated as of August 25, 2006

10.2 Form of Letter Agreement (Ordinary Severance Agreement) by and between the Company and certain officers dated as of August 25, 2006



                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned.


                            LIGAND PHARMACEUTICALS INCORPORATED




  Date : August __, 2006    By:      /s/ Warner R. Broaddus
                            Name:    Warner R. Broaddus
                            Title:   Vice President, General Counsel & Secretary

                                                                    EXHIBIT 10.1


(Date)

(Name) (Address)

Dear __________:

                  The purpose of this letter agreement is to document the terms of the severance package to which you will be entitled should your employment with Ligand Pharmaceuticals Incorporated (the "Company") terminate under certain specified circumstances.

                  Part One of this letter agreement sets forth certain definitional provisions to be in effect for purposes of determining your benefit entitlements. Part Two specifies the terms and conditions upon which you may become entitled to receive severance benefits. Severance benefits accrue under this letter agreement in the event your employment with the Company were to be terminated involuntarily in connection with certain changes in control of the Company. Part Three concludes this letter agreement with a series of general terms and conditions applicable to your severance benefits.

                             PART ONE -- DEFINITIONS

                  DEFINITIONS. For purposes of this letter agreement, including in particular the application of the special benefit limitations of Part Three, the following definitions will be in effect:

    1. Average Compensation means your average W-2 wages from the Company for the five (5) calendar years completed immediately prior to the calendar year in which the Change in Control is effected. Any W-2 wages for a partial year of employment will be annualized, in accordance with the frequency with which such wages are paid during such partial year, before inclusion within your Average Compensation.

    2.  Board means the Company's Board of Directors.

    3.  Change in Control means any of the following events:

               (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated,

              (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business,

             (iii) any reverse merger in which the Company ceases to exist as an independent corporation and becomes the subsidiary of another corporation, except where there is an insubstantial change in the de facto voting control of the Company (e.g. the creation of a holding company),

              (iv)    any Hostile Take-Over,

               (v) the acquisition by any person (or related group of persons), whether by tender or exchange offer made directly to the Company's stockholders, private purchases from one or more of the Company's stockholders, open market purchases or any other transaction, of beneficial ownership of securities possessing more than thirty percent (30%) of the total combined voting power of the Company's outstanding securities,

              (vi) the acquisition by any person (or related group of persons), whether by tender or exchange offer made directly to the Company's stockholders, private purchases from one or more of the Company's stockholders, open market purchases or any other transaction, of additional securities of the Company which increase the total holdings of such person (or group) to a level of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities, or

              (vii) the acquisition by any person (or related group of persons), whether by tender or exchange offer made directly to the Company's stockholders, private purchases from one or more of the Company's stockholders, open market purchases or any other transaction, of securities of the Company possessing sufficient voting power in the aggregate to elect an absolute majority of the members of the Board (rounded up to the nearest whole number).

    4. COBRA means the continuation-of-coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

    5.   Code means the Internal Revenue Code of 1986, as amended.

    6. Common Stock means the Company's common stock, par value $0.001 per share.

    7. Equity Incentive Plans means any of the following equity incentive plans of the Company: 1992 Stock Option/Stock Issuance Plan, the 2002 Stock Incentive Plan, and the Restricted Stock Purchase Plan, together with any amendments or successors to such plans.

    8. Equity Parachute Payment means, with respect to any Option (whether Acquisition-Accelerated or Severance-Accelerated) or unvested Stock Issuance, the portion deemed to be a parachute payment under Code
         Section 280G and the Treasury Regulations issued thereunder. Such Equity Parachute Payment shall be calculated in accordance with the valuation provisions established under Code Section 280G and the applicable Treasury Regulations and will include an appropriate dollar adjustment to reflect the lapse of your obligation to remain in the Company's employ as a condition to your vesting in the accelerated portion of such Option or Stock Issuance.

    9. ERISA means the Employee Retirement Income Security Act of 1974, as amended.

   10. Health Care Coverage means the health care benefits provided by the Company to you and your eligible dependents for which you are eligible to continue coverage under the provisions of COBRA.

   11.   Hostile Take-Over means either of the following events:

               (i) the acquisition by any person (or related group of persons) whether by tender or exchange offer made directly to the Company's stockholders, private purchases from one or more of the Company's stockholders, open market purchases or any other transaction, of beneficial ownership of securities possessing more than thirty percent (30%) of the total combined voting power of the Company's outstanding securities pursuant to a tender offer made directly to the Company's stockholders which the Board does not recommend such stockholders to accept, or

              (ii) a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (a) have been Board members continuously since the beginning of such period or (b) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (a) who were still in office at the time such election or nomination was approved by the Board.

   12. Involuntary Termination means the termination of your employment with the Company:

              (i)     upon your involuntary discharge or dismissal, or

              (ii) upon your resignation in connection with any of the following changes to the terms and conditions of your employment: (A) a change in your position with the Company which materially reduces your level of responsibility, (B) a greater than ten percent (10%) reduction in your level of compensation (including base salary, fringe benefits and participation in non-discretionary bonus programs under which awards are payable pursuant to objective financial or performance standards, but excluding equity compensation) or (C) a relocation of your principal place of employment by more than fifty (50) miles.

                      The following guidelines shall determine whether one or more reductions in compensation should be taken into account for purposes of clause (ii)(B):

              (a) Any reduction in compensation which occurs in connection with an across-the-board reduction in the level of compensation payable to the Company's executive officers or senior management shall not constitute grounds for a clause(ii)(B) resignation, unless implemented within eighteen(18)months after a Change in Control.

              (b) In the event of a Hostile Take-Over, the greater than ten percent (10%) standard of clause (ii)(B) shall be reduced to zero percent (0%) so that any reduction in the level of your compensation shall constitute grounds for a clause
                      (ii)(B)resignation.

                      In no event shall an Involuntary Termination be deemed to occur should your employment terminate by reason of death or permanent disability.

   13. Option means any option granted to you under any of the Equity Incentive Plans which is outstanding at the time of your Involuntary Termination or any earlier Change in Control. Your outstanding options are to be divided into two separate categories as follows:

               (i) Acquisition-Accelerated Options: any outstanding Option (or installment thereof) which accelerates upon a Change in Control in accordance with the automatic acceleration provisions of the Equity Incentive Plans.

              (ii) Severance-Accelerated Options: any outstanding Option (or installment thereof) which is not an Acquisition-Accelerated Option but which accelerates upon your Involuntary Termination, whether or not in connection with a Change in Control, as part of your severance benefits under this letter agreement.

   14. Other Parachute Payments mean any payments in the nature of compensation to which you may become entitled under this letter agreement (other than the Equity Parachute Payment) or any other arrangement with the Company, to the extent such payments qualify as parachute payments within the meaning of Code Section 280G(b)(2) and the Treasury Regulations issued thereunder or would so qualify if the aggregate present value of such payments exceeded the amount specified in Code Section 280G(b)(2)(ii).

   15. Stock Issuance means the issuance of unvested shares of Common Stock under the Company's Restricted Stock Plan or any other Equity Incentive Plan.

   16. Termination for Cause means an Involuntary Termination or resignation of your employment with the Company by reason of your conviction of any felony or other criminal act, your commission of any act of fraud or embezzlement, your unauthorized use or disclosure of confidential or proprietary information or trade secrets of the Company or its subsidiaries, or any other intentional misconduct on your part which adversely affects the business or affairs of the Company in a material manner.

                  PART TWO -- INVOLUNTARY TERMINATION BENEFITS


                You will be entitled to receive the severance benefits specified below should there occur an Involuntary Termination of your employment during the term of this letter agreement effected in connection with a Change in Control, other than a Termination for Cause. However, in the absence of a Hostile Take-Over, these benefits will continue to be paid you only for so long as you remain available for any consulting services required of you under Part Two, Paragraph 4 and abide by the restrictive covenants set forth in Part Two, Paragraph 5.

    1. Severance Payments. You will receive severance payments from the Company for a period of twelve (12)months following your Involuntary Termination in an aggregate amount equal to the sum of (A) one (1) times the annual rate of base salary in effect for you at the time of your Involuntary Termination or at the time of the relevant Change in Control, whichever is higher plus (B) one (1) times the average of the bonuses (excluding any signing bonus) paid to you for services rendered in the two (2) fiscal years immediately preceding the fiscal year of your Involuntary Termination (annualized if paid for a partial fiscal year). If a bonus is paid to you for only one of those years, then the bonus amount under Clause (B) will be equal to one (1) times such bonus amount. The aggregate severance payments shall be paid to you in equal installments over the twelve-month period in accordance with the Company's normal payroll practices and subject to all applicable withholding taxes. The severance payments will immediately terminate if and only if (i) you should cease to remain available for the consulting services required of you under Section 4, or (ii) you fail to abide by the restrictive covenants set forth in Section 5 . However, in the event your Involuntary Termination occurs in connection with a Hostile Take-Over, your severance payments will be paid to you in the form of a single lump sum amount within thirty (30) days after such Involuntary Termination, and the provisions of Sections 4 and 5 of this Part Two will not apply.

    2. Health Care Coverage. The Company will, at its expense, make any COBRA payments for you and your eligible dependents in order to continue your Health Care Coverage until the earlier of (i) twelve (12)months after the effective date of your Involuntary Termination (other than a Termination for Cause) or (ii) the first date that you are covered under another employer's (or, in the event of rehire, the Company's) health benefit program which provides substantially the same level of benefits without exclusion for pre-existing medical conditions. Such payments will be in lieu of any other continued health care coverage to which you or your dependents would otherwise be entitled pursuant to the requirements of Code Section 4980B by reason of your termination of employment.

    3. Option Acceleration and Lapse of Restrictions. Each of your outstanding Options under the Equity Incentive Plans will (to the extent not then otherwise exercisable) automatically accelerate so that each such Option will become immediately exercisable for the total number of shares of Common Stock at the time subject to that Option. Each such accelerated Option, together with all of your other vested Options, will remain exercisable for a period of twelve (12) months following your Involuntary Termination until the end of the specified ten (10)-year option term. Such Option(s) may be exercised for any or all of the option shares in accordance with the exercise provisions of the option agreement evidencing the grant. In addition, all restrictions applicable to the Stock Issuances you hold (to the extent those restrictions have not previously lapsed in accordance with the terms of the issuance agreements) will automatically lapse upon your Involuntary Termination (except a Termination for Cause).

    4. Consulting Services. Unless your Involuntary Termination occurs in connection with a Hostile Take-Over, you will make yourself available to perform consulting services reasonably requested of you during the twelve (12)-month period following your Involuntary Termination. You will be compensated at an hourly rate to be agreed upon by you and the Company at the time such consulting services are to be rendered, and you will be reimbursed for all reasonable out-of-pocket expenses incurred in rendering such services upon your submission of appropriate documentation for those expenses.

    5. Restrictive Covenants. For the one hundred twenty (120)-day period following your Involuntary Termination:

                  (i)You will not directly or indirectly, whether for your own account or as an employee, director, consultant or advisor, provide services to any business enterprise which is at the time in competition with any of the Company's then existing or formally planned product lines and which is located geographically in an area where the Company maintains substantial business activities, unless you obtain the prior written consent of the Board of Directors.

           (ii) You will not directly or indirectly encourage or solicit any individual to leave the Company's employ for any reason or interfere in any other manner with the employment relationships at the time existing between the Company and its current or prospective employees.

           (iii) You will not induce or attempt to induce any customer, supplier, distributor, licensee or other business relation of the Company to cease doing business with the Company or in any way interfere with the existing business relationship between any such customer, supplier, distributor, licensee or other business relation and the Company.

         You acknowledge that monetary damages may not be sufficient to compensate the Company for any economic loss which may be incurred by reason of your breach of the foregoing restrictive covenants. Accordingly, in the event of any such breach, the Company shall, in addition to the cessation of the severance benefits provided you under this letter agreement and any remedies available to the Company at law, be entitled to obtain equitable relief in the form of an injunction precluding you from continuing to engage in such breach.

         None of the foregoing restrictive covenants in this section 5 shall be applicable in the event your Involuntary Termination occurs in connection with a Hostile Take-Over.

    6.   Benefit Reduction.

           (i) BENEFIT REDUCTION. If the Change in Control does not constitute a Hostile Take-Over, first the dollar amount of your severance payment under Paragraph 1 will be reduced to the extent necessary to assure that the present value of those benefits will not, when added to the present value of your Equity Parachute Payment and your Other Parachute Payments, exceed 2.99 times your Average Compensation. In the event of a Hostile Take-Over, no reduction will be made to your severance payment (or any other benefit to which you become entitled hereunder), unless necessary to provide you with the maximum after-tax benefit available, after taking into account any parachute excise tax which might otherwise be payable by you under Code Section 4999 and any analogous State income tax provision.

           (ii) RESOLUTION OF DISPUTES. In the event there is any disagreement between you and the Company as to whether one or more benefits to which you become entitled (whether under this letter agreement or otherwise) in connection with a Change in Control constitute Equity Parachute Payments or Other Parachute Payments, such dispute is to be resolved as follows:

                A. The matter shall be submitted for resolution to independent counsel mutually acceptable to you and the Company ("Independent Counsel"). The resolution reached by Independent Counsel shall be final and controlling. However, should the Independent Counsel determine that the status of the benefits in dispute can be resolved by obtaining a private letter ruling from the Internal Revenue Service, a formal and proper request for such ruling shall be prepared and submitted by Independent Counsel, and the determination made by the Internal Revenue Service in the issued ruling shall be controlling. All expenses incurred in connection with the retention of Independent Counsel and (if applicable) the preparation and submission of the ruling request shall be paid by the Company.

                B. The present value of each Equity Parachute Payment and each of the Other Parachute Payments (including your severance payment and Health Care Coverage) shall be determined in accordance with the provisions of Code Section 280G(d)(4) and the Treasury Regulations issued thereunder.

           The full amount of your severance benefit under Paragraph 1 shall not be paid to you until any amounts in dispute under this Paragraph 6(ii) have been resolved in accordance herewith. However, any portion of such severance payment which would not otherwise exceed the benefit limitation of Paragraph 6(i) even if all amounts in dispute under this Paragraph 6(ii) were to be resolved against you will be paid to you in accordance with the applicable provisions of this letter agreement.

           (iii) OVERRIDING LIMITATION. You will in all events be entitled to receive the full amount of your severance payment under Paragraph 1, to the extent those benefits, when added to the present value of your Equity Parachute Payment and your Other Parachute Payments (excluding such severance payment), will nevertheless qualify as reasonable compensation within the standards established under Code Section 280G(b)(4).

           (iv) INTERPRETATION. The provisions of this Section 6 shall in all events be interpreted in such manner as will avoid the imposition of excise taxes under Code Section 4999, and the disallowance of deductions under Code Section 280G(a), with respect to your severance benefits under this letter agreement.

                     PART THREE -- MISCELLANEOUS PROVISIONS

    1. Termination for Cause. Should your termination constitute a Termination for Cause, then the Company shall only be required to pay you (i) any unpaid compensation earned for services previously rendered through the date of such termination and (ii) any accrued but unpaid vacation benefits or sick days, (iii) any reimbursements then owed to you by the Company and no benefits will be payable to you under this letter agreement.

    2. Term of Agreement. The provisions of this letter agreement will continue in effect for a period of five (5) years from the date hereof.

    3. General Creditor Status. The benefits to which you may become entitled under this letter agreement (except those attributable to your Options or Stock Issuances) will be paid, when due, from the general assets of the Company. Your right (or the right of the executors or administrators of your estate) to receive any such payments will at all times be that of a general creditor of the Company and will have no priority over the claims of other general creditors of the Company.

    4. Death. Should you die before receipt of all benefits to which you become entitled under this letter agreement, then the payment of such benefits will be made, on the due date or dates hereunder had you survived, to the executors or administrators of your estate. Should you die before you exercise your Severance-Accelerated Options (if any) or any other of your outstanding vested Options, then each such Option may be exercised, during the applicable exercise period in effect hereunder for those options at the time of your death, by the executors or administrators of your estate or by person to whom the Option is transferred pursuant to your will or in accordance with the laws of inheritance.

    5. Miscellaneous. The provisions of this letter agreement will be construed and interpreted under ERISA. To the extent ERISA is inapplicable, then the laws of the State of California shall control, without regard to that state's choice of law provisions. This letter agreement incorporates the entire agreement between you and the Company relating to the subject of severance benefits and supersedes all prior agreements and understandings with respect to such subject matter.
         This letter agreement may only be amended by written instrument signed by you and another duly-authorized officer of the Company. If any provision of this letter agreement as applied to any party or to any circumstance should be adjudged by an arbitrator or court of competent jurisdiction to be void or unenforceable for any reason, the invalidity of that provision shall in no way affect (to the maximum extent permissible by law) the application of such provision under circumstances different from those so adjudicated, the application of any other provision of this letter agreement, or the enforceability or invalidity of this letter agreement as a whole. Should any provision of this letter agreement become or be determined to be invalid, illegal or unenforceable in any jurisdiction by reason of the scope, extent or duration of its coverage, then such provision shall be deemed amended to the extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision shall be stricken and the remainder of this letter agreement shall continue in full force and effect.

    6. Remedies. All rights and remedies provided pursuant to this letter agreement or by law will be cumulative, and no such right or remedy will be exclusive of any other. A party may pursue any one or more rights or remedies hereunder or may seek damages or specific performance in the event of another party's breach hereunder or may pursue any other remedy by law or equity, whether or not stated in this letter agreement.

    7. Arbitration. Any controversy which may arise between you and the Company with respect to the construction, interpretation or application of any of the terms, provisions or conditions of this letter agreement or any monetary claim arising from or relating to this letter agreement will be submitted to and exclusively decided by final and binding arbitration in San Diego, California in accordance with the rules of the American Arbitration Association then in effect.

    8. No Employment or Service Contract. Nothing in this letter agreement shall confer upon you any right to continue in the employment of the Company for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or you, which rights are hereby expressly reserved by each, to terminate your employment at any time for any reason whatsoever, with or without cause.

    9. Proprietary Information. You hereby acknowledge that the Company may, from time to time during your employment with the Company, disclose to you confidential information pertaining to the Company's business and affairs. All information and data, whether or not in writing, of a private or confidential nature concerning the business or financial affairs of the Company is and will remain subject to a separate Proprietary Information and Inventions Agreement (or the like) between you and the Company.


                  Please indicate your acceptance of the foregoing provisions of this severance agreement by signing the enclosed copy of this letter agreement and returning it to the Company.

  Very truly yours,

  LIGAND PHARMACEUTICALS INCORPORATED



  Henry F. Blissenbach
  Chairman and interim Chief Executive Officer

  HFB:bjo

  ACCEPTED BY AND AGREED TO



  Signature:      ___________________________________


  Dated: ___________________________________

                                                                    EXHIBIT 10.2


                               [Ligand Letterhead]

[Date]

[Insert Name and Address of Employee]


Dear ______________:

         The purpose of this letter agreement is to document the terms of severance to which you will be entitled should your employment with Ligand Pharmaceuticals Incorporated (the "Company") terminate without cause (whether or not in connection with a change in control of the Company).

         Specifically, in the event your employment with the Company is terminated without cause, you will be entitled severance payable in a lump sum, equal to six months of your base salary. Payment of the severance is subject to your signing and not revoking an effective general release of claims against the Company and its subsidiaries. You will not be entitled to any severance if you voluntarily leave the Company, or you are terminated for cause. Of course, in addition to the severance you will be entitled to any accrued but unpaid salary, unused vacation or sick days and all reimbursements then owed to you by the Company.

         For purposes of this agreement, "cause" means termination of employment due to: (i) conviction of any felony or other criminal act, (ii) commission of any act of fraud or embezzlement, (iii) unauthorized use or disclosure of confidential or proprietary information or trade secrets of the Company or its subsidiaries, or (iv) any other intentional misconduct on your part which adversely affects the business or affairs of the Company in a material manner.

         Your cash severance will be paid in a lump sum on the 8th day after you sign and have not revoked the required general release.

         All severance paid will be less any required tax and other withholdings.

         If you are entitled to receive any payments or benefits from the Company pursuant to the requirements of the Worker Adjustment and Retraining Notification Act and/or any similar federal, state or local law (collectively referred to as "WARN laws") then the amount of severance payable under this agreement shall be reduced by any and all such payments made by the Company. If you are entitled to receive notice of termination from the Company pursuant to WARN laws, then the severance payable under this agreement shall be reduced by an amount equal to the amount of salary paid during the notice period provided by the Company.

         This letter does not confer upon you any right to continue in the employment of the Company for any period or interfere with or otherwise restrict in any way the rights of the Company or you to terminate your employment at any time for any reason whatsoever, with or without cause.

         This agreement does not interfere with, replace or otherwise impact any other written agreements that you may have with the Company regarding retention, severance or termination of employment in connection with a change in control of the Company. This agreement does merge and incorporate any and all discussions, understandings and other agreements regarding the subject matter hereof.

         Please indicate your acceptance of the provisions of this severance agreement by signing the enclosed copy of this letter agreement and returning it to the Company.

                                            Very truly yours,



                                            Ligand Pharmaceuticals Incorporated
Agreed and Accepted.

[Name]

Date